SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	2019 Interim Report, dated August 22, 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 3, 2019	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

Exhibit 1.1

CHINA TELECOM China Telecom Corporation Limited
HKEx Stock Code : 728 NYSE Stock Code : CHA
Intelligent Transformation 成就智能 蛻變 共享 創新價值 to CO-share Value of Innovation
Interim Report 2019 二零一九年中期報告

Forward-looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

1	Financial Highlights

2	Chairman’s Statement

9	Financial Review

11	Report on Review of Interim Financial Statements

12	Unaudited Consolidated Statement of Financial Position

14	Unaudited Consolidated Statement of Comprehensive Income

16	Unaudited Consolidated Statement of Changes in Equity

17	Unaudited Consolidated Statement of Cash Flows

19	Notes to the Unaudited Interim Financial Statements

44	Other Information

Financial Highlights

	Six-month period ended 30 June
	2019	2018
Operating revenues (RMB millions)	190,488	193,029
EBITDA[1] (RMB millions)	63,287	55,858
EBITDA margin[2]	34.7%	31.5%
Net profit[3] (RMB millions)	13,909	13,570
Earnings per share (RMB)	0.172	0.168
Capital expenditure (RMB millions)	35,019	32,947

Operating revenues (RMB millions) 190,488 1H2019 193,029 1H2018
EBITDA1 (RMB millions) 63,287 1H2019 55,858 1H2018
Net Profit3 (RMB millions) 13,909 1H2019 13,570 1H2018

[1]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[2]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Net profit refers to profit attributable to equity holders of the Company.

Chairman’s Statement

Dear Shareholders,

In the first half of 2019, communications industry in domestic market faced challenges from various aspects, including traditional businesses becoming increasingly saturated, and diversified competition in emerging areas getting more intensified. However, information and communications technologies, such as cloud computing, 5G, and AI, become increasingly mature, creating new room and providing new growth impetus for the industry. Faced with this new situation, the Company adhered to the new development principles and implemented supply-side structural reforms. Moreover, the Company fully capitalised on the edges offered by its network and talents, while pushing forward reform and innovation steadily. Our corporate capabilities and vitality were further enhanced, while preliminary results in high-quality development have been achieved. Our business performance remained healthy and solid while our capabilities for future sustainable development were continuously strengthened. In June, commercial licenses for operating 5G digital cellular mobile business were officially granted, marking the commencement of the highly anticipated new 5G era, and bringing forth a historic opportunity for the vibrant development of digital economy. In line with market-driven and customer-oriented principles, the Company will speed up its planning and preparation in all aspects ahead of 5G

Chairman’s Statement

scale commercialisation, accelerate the pace of 5G scale commercialisation proactively and pragmatically. The Company will also continuously push forward its corporate transformation and the conversion of its development model to drive high-quality development and endeavor to create new value for shareholders.

Overall Results

In the first half of the year, operating revenues of the Company amounted to RMB190.5 billion. Service revenues1 amounted to RMB182.6 billion, representing an increase of 2.8% compared to the same period last year and continuing to maintain the leading position in the industry. Of which, mobile service revenues amounted to RMB88.2 billion, representing an increase of 5.6% over the same period last year; wireline service revenues amounted to RMB94.4 billion, representing an increase of 0.3% over the same period last year. Revenues from emerging businesses2 accounted for 55.4% of service revenues, contributing 5.7 percentage points within service revenues growth, alongside a continual optimisation of the revenue structure and the continuous magnification of development impetus. EBITDA3 amounted to RMB63.3 billion, representing an increase of 13.3% over the same period last year. Net profit4 amounted to RMB13.9 billion, representing an increase of 2.5% over the same period last year while basic earnings per share were RMB0.172. Capital expenditure was RMB35.0 billion, representing an increase of 6.3% over the same period last year. Free cash flow5 remained strong at RMB18.3 billion.

Taking shareholders’ returns into consideration, alongside the Company’s profitability, cash flow level and capital needs for its future development, the Board of Directors has decided not to pay an interim dividend this year. The Board of Directors will proactively consider the demand for shareholders’ returns and comprehensively evaluate the final dividend proposal when reviewing the Company’s full year results and will propose to the shareholders’ general meeting accordingly. In the future, the Company will strive to create good returns for shareholders.

On-going enhancement of scale and development impetus

In the first half of the year, the Company grasped the precious time window of 4G business and continued to expand its subscriber scale. The Company spared no efforts to cultivate cloud-network integration to strengthen its competitive advantages. The Company also dedicated itself to building the Smart Family ecosystem and pushed forward the vigorous development of DICT6 and Internet of Things (IoT), further accelerating the conversion of development impetus.

Continuous subscriber scale expansion and elevated market position. Insisting on strategies of large data traffic and convergence, the Company continued to promote scale expansion, and foster large data traffic usage habit as well as value opportunity. The Company created informatisation solutions for households and proactively responded to the fierce competition in the broadband market. In the first half of the year, the total number of mobile subscribers reached 323 million, representing a net addition of 20.48 million and maintained leadership position in market share of net addition. The Company’s overall market share increased to 20.4%, representing an increase of 0.8 percentage point compared to the end of last year. In which, the number of 4G subscribers reached 266 million, representing a net addition of 23.71 million. 4G penetration rate reached 82% and continuously maintained industry-leading position. Aggregate handset Internet data traffic doubled, with 4G DOU reaching 7.3GB. Handset Internet access revenue grew by 11.5% compared to the same period of last year. The total number of wireline broadband subscribers grew beyond 150 million, representing a net addition of 4.39 million. Of which, the proportion of broadband subscribers for 100Mbps and above reached 69.6% and the triple-play penetration rate7 reached 63.3%.

[1]	Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses include revenues from data traffic, Internet applications and DICT services.
[3]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	Net profit represents profit attributable to equity holders of the Company.
[5]

In order to more objectively reflect the Company’s free cash flow, enable a comparable basis to free cash flow of prior periods and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation “free cash flow = EBITDA minus capital expenditure and income tax” has been changed to “free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights.”

[6]	DICT is the converged smart application service integrating three technologies, namely communications technology, information technology and cloud & Big Data technology.
[7]	Triple-play penetration rate represents the proportion of broadband subscribers by identity document who also subscribe to mobile and e-Surfing HD services at the same time.

Chairman’s Statement

Cloud-network integration as the driving force, the new impetus rapidly strengthened. The Company proactively expanded and consolidated the resource endowment edges offered by cloud-network integration, further explored and fostered new informatisation demand within the household, government and enterprise markets. We continued to enrich our Smart Family applications portfolio, and facilitated the rapid development of DICT and IoT by leveraging cloud-network integration and IoT-cloud integration as the driving force. We also explored the organic integration of informatisation solutions with new technologies such as edge computing and network slicing. In the first half of the year, the number of e-Surfing HD subscribers reached 111 million, and the number of smart gateway and family cloud subscribers reached 61.80 million and 32.15 million respectively. DICT and IoT businesses together contributed 3.0 percentage points within service revenues growth, with revenues from IDC and cloud services increasing by 11.0% and 93.2% respectively compared to the same period last year. Revenue from IoT increased by 52.0% compared to the same period last year. Revenue from Internet Finance increased by 112.2% compared to the same period last year, while the gross merchandise value grew by 40.4% over the same period last year.

Focus on development to enhance capabilities, reform and innovation to increase vitality

In the first half of the year, aligning to high-quality development, the Company strengthened its capabilities on network, customer service and business operation, and incentivised the vitality of employees.

Strengthen network edges and speed up “Cloudification”8. The Company continued to conduct targeted coverage and dynamic capacity expansion of its 4G network, with the number of 4G base stations reaching 1.52 million, supporting the full commercialisation of VoLTE service and safeguarding the user experience for large data traffic customers. To further consolidate the quality advantages of broadband access, the Company deployed on-demand Gigabit fibre broadband in over 180 cities. The Company also extensively built up its comprehensive edges in “Omnipresent network for IoT” based on its mobile, NB-IoT, fibre networks and cloud. The Company promoted the “Cloudification” of its network infrastructure and accelerated the construction of a new generation cloud-based network that is simple, agile, efficiently-centralised, open and secure. The Company carried out targeted construction based on demand in certain key areas. The number of IDC cabinets reached over 340,000 units, maintaining an industry-leading position in terms of scale. The Company also built a high-quality Optical Transport Network (OTN) for government and enterprise customers to satisfy corporate customers’ demand for cloud network products with high quality, excellent reliability and low latency. The number of e-Surfing Cloud resource pool exceeded 100 nationwide. The Company’s market share of IaaS public cloud currently ranks 7th in the world, rendering us the only telecommunications operator ranked among the top 10 globally9.

Promote value-focused scale development guided by customer-oriented principles. With scale as the base, the Company collaborated extensively to innovate, constantly enriched its ecosystem and seized the vast value potential brought about by the evolution of communications consumption to informatisation solutions. The Company capitalised on its subscriber and network resource endowment to accelerate innovation of Smart Family applications, build product and servicing system that encompass smart broadband, platform, applications, security and services. The Company collaborated closely with leading smart home enterprises to launch over 100 different types of smart terminals. The Company continued to explore the extension of its family informatisation solutions to the community and city levels, while promoting the coordinated eco-development of Smart Family, DICT, and IoT. With cloud network as the core, the Company optimised key capabilities and core application platforms of DICT, accelerated the promotion of dedicated cloud network, hybrid cloud and software-defined wide area network (SD-WAN). The Company also strengthened the intelligence and security attributes of dedicated lines. All of these efforts were made to enhance the overall service capabilities of DICT in an all round manner. Focusing on high-quality development, the Company built up a customer-oriented operation system, and enhanced service quality led by user experience. The Company also built up a new service system and attached greater importance to customer service evaluation. Through

[8]	Cloudification refers to the comprehensive upgrade of service and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing.
[9]	Source: IDC

Chairman’s Statement

these efforts, the Company established a service benchmark model that customers can enjoy freely and rely on, maintaining its industry-leading position in service quality. The Company also explored new sales models for ecological expansion in channels as well as scene marketing under the new forms of business, while optimising its incentive mechanism and strengthening the capability of its sales channels. In the first half of the year, the Company ranked the industry’s best with overall customer satisfaction, as well as satisfaction with mobile and wireline broadband Internet access services10.

Intelligent operation driven by IT and Big Data analytics to increase efficiency. We continued to upgrade our IT capabilities to support high-quality development. After gradually implementing the BSS 3.0 system, the time required for product launch has been reduced significantly, which greatly improved our capability to quickly respond to market. We also further reduced the time required for billing, leading to a continual enhancement of customer experience. Through our focus on “Cloudification”, dedicated cloud network services can be activated within minutes in more than 20 provinces. To promote intelligent operation, we continued to strengthen our Big Data capability. Our Big Data platform is now collecting over 300TB of data daily. Coupled with AI technologies, the Big Data platform is gradually introduced to areas such as contracts, financial accounting and others, so as to improve management efficiency. Focusing on efficiency enhancement in key resources such as cost, investment, and taxation, we can intelligently identify abnormal costs, conduct analysis of return on investment, and manage product cycles more accurately. We also promoted “4-precision”11 applications, with precision sales and marketing as well as precision service now covering 240 million customers. This also facilitated more precise human resource allocations among frontline staff, and provided support for the dynamic capacity expansion of the 4G network as well as the planning for future networks construction.

Corporate vitality inspired by in-depth reform. Guided by high-quality development, the Company promoted reform and innovation on all fronts and enhanced our capabilities and vitality. We reformed our operation systems based on customer-oriented principles, while continuously deepening the establishment of capabilities centres and supporting system reform for Smart Family, IoT, Cloud, DICT and Internet Finance. We have built a vertical channel for co-sharing data capabilities and accelerated the launch of products and applications. Facing new technologies and new business models, we sped up the exploration of reform to our operation system for government and enterprise customers, as well as reform to our organisation system for network operation, sales and marketing and service. These efforts were made to increase the end to end response rate for customers and enhance our capability to provide integrated information services, for the step-up transformation of traditional industries. We further deepened our system reform for technological innovation and continued to increase investment in R&D for new emerging technologies. We also made further strides in building a team of leading experts and accelerated the innovation of proprietary core technologies. The Company published the industry’s first Smart Family White Paper and Artificial Intelligence Development White Paper. The Company also deepened the three-dimensional inter-driven reform comprising “Sub-dividing Performance Evaluation Units, Top-down Service Support System, and Professional Operation”. As a result, the Company fully motivated its employees and promoted “Sub-dividing in management”, further reducing costs and improving efficiency. The Company also further promoted the mixed ownership reform of its professional subsidiaries, while Internet finance company was successfully included in the fourth batch of pilot mixed ownership reform for state-owned enterprises (SOE), and the “Double-hundred Action” list for SOE reform.

Collaborative innovation and comprehensive planning to accelerate 5G commercialisation

Following the official issue of 5G licenses, the 5G scale commercial launch is fast approaching. Insisting on the open and cooperative principles featuring capacity sharing, value co-creation and mutual wins of industry peers, the Company is accelerating its planning for 5G on all fronts to proactively grab opportunities brought by 5G industry.

In areas of technology R&D, we have actively built up our core capabilities of 5G, and promoted innovative convergence of 5G with technologies such as cloud computing and AI. We sped up the establishment of edge computing platform and network slicing

[10]	Source: MIIT
[11]	“4-precision” refers to precision management, precision sales and marketing, precision service and precision network operation.

Chairman’s Statement

management platform, banded together with our industry partners to jointly release 5G “Super Uplink” solutions and rolled out all-cloud and all-fibre based 5G cloud network solutions for enterprise customers. The Company also continued to promote co-building and co-sharing, low-cost indoor coverage as well as the innovation of core technologies such as AI enabled 5G, striving to elevate the Company’s position in the 5G industry chain.

In the area of application innovation, the Company has carried out extensive cooperation and innovation, and accelerated the proliferation and launch of informatisation solutions with 5G features for individual lifestyle, families and communities, as well as government and enterprise customers. For the individual consumer market, we have developed personal applications such as cloud gaming and cloud VR. We explored innovative service models based on membership and module combinations of “communication + privilege + applications”, with the hope to build differentiated market competitiveness and open up room for value growth. For the family market, we sped up the expansion of Smart Family applications of “5G + Gigabit broadband + Cloud”, and collaboratively developed innovative products that are exclusive for 5G or Gigabit broadband such as 8K panoramic video, 4K giant screen theatre, and cloud VR games. This will enable us to occupy a commanding height ahead of others within the Smart Family market. For government and enterprise customers, we continued to explore the integration of DICT and IoT with the capabilities offered by 5G, edge computing and AI, to build our synergistic edges of 5G, cloud-network integration, as well as cloud-edge computing. The Company spared no efforts in building its differentiated edges with “5G + IoT + fibre network + Cloud”, to cater the new informatisation demands in the digital transformation of various industries with the brand-new 5G cloud network solutions. The Company has already signed contracts with more than 400 enterprise customers to carry out collaborative innovation of 5G+ industrial applications, covering industries that encompassed transportation, environmental services, medical service, live broadcast, education, and tourism, among others, thereby greatly enhancing the breadth of 5G use cases.

In the area of network construction, the Company persisted in standalone (SA) network as the direction and attained a number of industry-leading achievements such as 4G and 5G interoperability, interoperability of equipment from different vendors, and interoperability of SA chipsets with various vendors under the SA network architecture. Taking into consideration the maturity of technologies, the industry chain and application scenarios as well as the market competition, the Company will launch standalone/non-standalone (SA/NSA) hybrid networks in about 50 cities at the initial stage, following a market- and customer-oriented approach. Continuous coverage with scale in the urban areas of certain key cities will be achieved. The Company will promote the value chain maturity of SA and strive to begin SA network upgrade in 2020, and offer its 5G differentiated network capabilities such as SA-based edge computing and network slicing. At the same time, the Company will proactively explore and promote co-building and co-sharing of 5G network infrastructure resources to reduce the cost of network construction, operation and maintenance, while jointly promoting the industry’s prosperity and sharing the fruits of its development with domestic and foreign partners.

Corporate Governance and Social Responsibility

We strive to maintain high level of corporate governance and have always adhered to excellent, prudent and efficient corporate governance principles. We insist on governing the Company in accordance with laws and regulations, and attach great importance to risk management and control, and continue to enhance our corporate transparency to ensure the healthy and sustainable growth of the Company. In the area of corporate governance, our efforts have been widely recognised by the capital market. We were awarded “No.1 Best Managed Company” in China, “No.1 Best Investor Relations”, “No.1 Best ESG” and “No.2 Best Growth Strategy” by FinanceAsia. We were also awarded “The Best of Asia — Icon on Corporate Governance” by Corporate Governance Asia. The Company’s outstanding performance in areas of corporate governance, social responsibility, and environmental protection, among others, continues to be widely recognised and highly appreciated by the capital market.

Chairman’s Statement

We adhere to the core values of “comprehensive innovation, pursuing truth and pragmatism, people-oriented approach and creating shared value”. We are committed to integrating corporate social responsibility matters such as environmental protection, social responsibility and corporate governance into our development strategy, daily operations and management, while proactively fulfilling our obligation to stakeholders and continuing to enhance our overall corporate value. We continued to implement the construction of Cyberpower, to enable the development of digital economy. We also continued to implement policies of “Speed Upgrade and Tariff Reduction” while actively promoting “mobile number portability”. Furthermore, we earnestly implemented industry regulatory policies to maintain market discipline and protect customers’ rights, while safeguarding our network and information security and creating a clean and healthy cyberspace. We enhanced the capability and efficiency of our intelligent services to fulfil our obligations to customers, while promoting energy saving and emission reduction initiatives to drive our green development. We also effectively reduced duplicate construction by promoting co-building and co-sharing of communications infrastructure facilities. In support of the “Belt and Road” initiative, we continued to promote further network interconnection and intercommunication with relevant countries and provided quality integrated information service for customers. We proactively participated in community welfare projects and carried out precision poverty alleviation through various measures. We also received a high level of recognition and appreciation from the wider society for our efforts in successfully delivering telecommunication assurance for major conferences and events including the Boao Forum for Asia (BFA) and the “Belt and Road”, as well as providing communications services in the times of floods and other natural disasters.

Outlook

With China going through the process of digital transformation, the commercialisation of 5G will accelerate the conversion of old impetuses to new ones, while also propelling the digital economy to a new stage of development. The communications and information industry will set in motion a historic development opportunity and a chance for further value creation in the build-up of Cyberpower, Digital China and Smart Society. Meanwhile, we have seen the new challenges arising from network evolution and business models in the 5G era and severe landscape where the external environment remaining complicated and volatile while the traditional consumer market becoming even more saturated.

Like all things, success is found in advanced preparation, so despite the various challenges, we are in full confidence about the future. We will adhere to the new development principles, constantly build on our edges in the areas of network, customer service, intelligent operation and talents, striving to maintain steady growth in terms of operating results. Leveraging integrated edges in areas such as cloud-network integration and well-endowed government and enterprise customer resources, we will continue to embrace the 5G trend. Insisting on the customer-oriented principle, we will strengthen our value-driven approach, innovate and accelerate our development in a coordinated way, and continue to adhere to the open cooperative principle to work together with industry partners to forge the new era of 5G. We will promote high-quality scale development with high-quality 5G as the driving force. We will also take new steps to contribute to the building of Cyberpower, economic and social progress and peoples’ better living and continue to create new value for shareholders.

Chairman’s Statement

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. At the same time, I would like to welcome Mr. Liu Guiqing and Mr. Wang Guoquan to our Board of Directors.

Ke Ruiwen

Chairman, Chief Executive Officer, President and

Chief Operating Officer

Beijing, China

22 August 2019

Financial Review

Operating Revenues

In the first half of 2019, the Company adhered to the new development principles and implemented supply-side structural reforms. Moreover, the Company fully capitalised on the edges in network and talents, deepened reform and innovation. Corporate capabilities and vitality were further enhanced and preliminary results in high quality development have been achieved. Our operating results remained healthy and solid while our capabilities for future sustainable development were continuously strengthened. In the first half of the year, operating revenues amounted to RMB190,488 million, representing a decrease of 1.3% over the same period last year. Service revenues1 amounted to RMB182,589 million, representing an increase of 2.8% over the same period last year. Among the service revenues, mobile service revenues amounted to RMB88,236 million, increased by 5.6% over the same period last year; wireline service revenues amounted to RMB94,353 million, increased by 0.3% over the same period last year. Non-voice service revenues accounted for 87.1% of service revenues, representing an increase of 2.1 percentage points over the same period last year.

Operating Expenses

The Company focused on key resources areas and enhanced its precision management, facilitating persistent increase in efficiency of resources utilisation. In the first half of 2019, operating expenses amounted to RMB170,544 million, representing a decrease of 1.9% over the same period last year. Operating expenses accounted for 89.5% of operating revenues, representing a decrease of 0.6 percentage point over the same period last year.

In the first half of the year, depreciation and amortisation amounted to RMB43,343 million, representing an increase of 18.1% over the same period last year. Excluding the impact of the application of International Financial Reporting Standard 16 “Leases” (“IFRS 16”), depreciation and amortisation increased by 3.2% over the same period last year. This was mainly because the Company has maintained investments in 4G and fibre broadband network at a relatively high level in recent years to preserve network advantages. Concurrently, the Company enhanced the implementation of precision investment, resulting in a smaller increase in depreciation and amortisation in the same period last year.

The Company persistently enhanced network capabilities and quality, appropriately deployed resources and at the same time tightened cost management, resulting in effective control on incremental magnitude of expenses level. In the first half of the year, network operations and support expenses amounted to RMB50,780 million, representing a decrease of 6.3% over the same period last year. Excluding the impact of the application of IFRS 16, network operations and support expenses increased by 4.2% over the same period last year which were significantly lower than in the same period last year.

In the first half of the year, selling, general and administrative expenses amounted to RMB29,216 million, representing an increase of 0.6% over the same period last year.

In the first half of the year, personnel expenses amounted to RMB33,316 million, representing an increase of 2.0% over the same period last year.

The number of mobile terminals sold by the Company through its own distribution channels decreased. In the first half of the year, other operating expenses amounted to RMB13,889 million, representing a decrease of 34.8% over the same period last year.

[1]

Service revenues were calculated based on operating revenues minus sales of mobile terminals (first half of 2019: RMB5,480 million; first half of 2018: RMB12,079 million), sales of wireline equipment (first half of 2019: RMB1,686 million; first half of 2018: RMB2,773 million) and other non-service revenues (first half of 2019: RMB733 million; first half of 2018: RMB589 million).

Financial Review

Net Finance Costs

In the first half of 2019, the net finance costs of the Company amounted to RMB2,057 million, representing an increase of 35.9% over the same period last year. Excluding the impact of the application of IFRS 16, net finance costs decreased by 17.2% over the same period last year, which was mainly because the Company seized favourable market opportunities to properly increase the allocation of bond products with better cost and continually enhance the centralised capabilities of Group’s internal funds, effectively controlling the scale of indebtedness and financing costs.

Profitability Level

The Company firmly seized the prime opportunities period for scale development, deepened reform and innovation and strived to promote cost reduction and efficiency improvement, resulting in continuous improvement in profitability. In the first half of the year, profit attributable to equity holders of the Company amounted to RMB13,909 million, representing an increase of 2.5% over the same period last year. EBITDA2 amounted to RMB63,287 million, representing an increase of 13.3% over the same period last year; while EBITDA margin3 was 34.7%. Excluding the impact of the application of IFRS 16, EBITDA margin was 31.4%, which was basically the same as the same period last year.

Capital Expenditure and Cash Flows

The Company persistently implemented precision investment in order to assure user experience and enhance comprehensive network edges. In the first half of the year, capital expenditure amounted to RMB35,019 million, representing an increase of 6.3% over the same period last year. In the first half of the year, free cash flow4 remained strong and amounted to RMB18,309 million.

Assets and Liabilities

The Company continued to maintain a solid financial position. As at 30 June 2019, total assets increased by 7.2% to RMB710,964 million from RMB663,382 million at the end of 2018. Excluding the impact of the application of IFRS 16, total assets increased by 1.1%. Total indebtedness5 decreased by 20.0% to RMB76,603 million from RMB95,744 million at the end of 2018. The gearing ratio6 decreased 3.7 percentage points to 18.1% from 21.8% at the end of 2018.

Change in Accounting Policy

On 1 January 2019, the Company applied IFRS 16 for the first time. The primary impact of the application of IFRS 16 has been mentioned above; please refer to note 3 to the unaudited interim financial statements in this interim report for details.

[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]

In order to more objectively reflect the Company’s free cash flow, enable a comparable basis to free cash flow of prior periods and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation “free cash flow = EBITDA minus capital expenditure and income tax” has been changed to “free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights.”

[5]	Total indebtedness represented interest-bearing debts excluding lease liabilities.
[6]

Gearing ratio was calculated based on total indebtedness divided by total capital while total capital was calculated based on total equity attributable to equity holders of the Company plus total indebtedness.

Report on Review of Interim Financial Statements

To the Board of Directors of China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 12 to 43, which comprise the consolidated statement of financial position as at 30 June 2019 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

22 August 2019

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2019

(Amounts in millions)

	Notes	30 June 2019 RMB	31 December 2018 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		394,060	407,795
Construction in progress		76,751	66,644
Right-of-use assets		62,540	—
Lease prepayments		—	21,568
Goodwill		29,922	29,922
Intangible assets		13,849	14,161
Interests in associates		38,470	38,051
Equity instruments at fair value through other comprehensive income		1,060	852
Deferred tax assets	9	7,665	6,544
Other assets		3,848	4,840

Total non-current assets		628,165	590,377

Current assets
Inventories		3,536	4,832
Income tax recoverable		55	121
Accounts receivable, net	5	31,516	20,475
Contract assets		1,119	478
Prepayments and other current assets		23,717	23,619
Short-term bank deposits		3,500	6,814
Cash and cash equivalents	6	19,356	16,666

Total current assets		82,799	73,005

Total assets		710,964	663,382

The notes on pages 19 to 43 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2019

(Amounts in millions)

	Notes	30 June 2019 RMB	31 December 2018 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	7	37,917	49,537
Current portion of long-term debt	7	1,144	1,139
Accounts payable	8	111,818	107,887
Accrued expenses and other payables		61,604	43,497
Contract liabilities		50,381	55,783
Income tax payable		727	601
Current portion of lease liabilities/finance lease obligations		10,600	101
Current portion of deferred revenues		339	375

Total current liabilities		274,530	258,920

Net current liabilities		(191,731)	(185,915)

Total assets less current liabilities		436,434	404,462

Non-current liabilities
Long-term debt	7	37,542	44,852
Lease liabilities/finance lease obligations		32,438	115
Deferred revenues		1,297	1,454
Deferred tax liabilities	9	16,135	13,138
Other non-current liabilities		627	804

Total non-current liabilities		88,039	60,363

Total liabilities		362,569	319,283

Equity
Share capital		80,932	80,932
Reserves		264,851	262,137

Total equity attributable to equity holders of the Company		345,783	343,069
Non-controlling interests		2,612	1,030

Total equity		348,395	344,099

Total liabilities and equity		710,964	663,382

The notes on pages 19 to 43 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2019

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Notes	2019 RMB	2018 RMB
Operating revenues	10	190,488	193,029
Operating expenses
Depreciation and amortisation		(43,343)	(36,701)
Network operations and support	11	(50,780)	(54,184)
Selling, general and administrative		(29,216)	(29,048)
Personnel expenses	12	(33,316)	(32,649)
Other operating expenses	13	(13,889)	(21,290)

Total operating expenses		(170,544)	(173,872)

Operating profit		19,944	19,157
Net finance costs	14	(2,057)	(1,514)
Investment income		26	39
Share of profits of associates		605	477

Profit before taxation		18,518	18,159
Income tax	15	(4,493)	(4,528)

Profit for the period		14,025	13,631

Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		221	(308)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		(55)	77

		166	(231)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China		19	64
Share of other comprehensive income of associates		(2)	(22)

		17	42

Other comprehensive income for the period, net of tax		183	(189)

Total comprehensive income for the period		14,208	13,442

The notes on pages 19 to 43 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2019

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Notes	2019 RMB	2018 RMB
Profit attributable to
Equity holders of the Company		13,909	13,570
Non-controlling interests		116	61

Profit for the period		14,025	13,631

Total comprehensive income attributable to
Equity holders of the Company		14,092	13,381
Non-controlling interests		116	61

Total comprehensive income for the period		14,208	13,442

Basic earnings per share	17	0.17	0.17

Number of shares (in millions)	17	80,932	80,932

The notes on pages 19 to 43 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2019

(Amounts in millions)

		Attributable to equity holders of the Company
		Share capital	Capital reserve	Share premium	Surplus reserves	Other reserves	Exchange reserve	Retained earnings	Total	Non- controlling interests	Total equity
	Notes	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at 1 January 2018		80,932	17,126	10,746	74,599	414	(881)	145,906	328,842	829	329,671
Profit for the period		—	—	—	—	—	—	13,570	13,570	61	13,631
Other comprehensive income for the period		—	—	—	—	(253)	64	—	(189)	—	(189)

Total comprehensive income for the period		—	—	—	—	(253)	64	13,570	13,381	61	13,442

Dividends	16	—	—	—	—	—	—	(7,568)	(7,568)	—	(7,568)

Balance as at 30 June 2018		80,932	17,126	10,746	74,599	161	(817)	151,908	334,655	890	335,545

Balance as at 31 December 2018, as previously reported		80,932	17,806	10,746	76,474	160	(727)	157,678	343,069	1,030	344,099
Change in accounting policy	3	—	—	—	(243)	—	—	(2,197)	(2,440)	(3)	(2,443)

Balance as at 1 January 2019, as restated		80,932	17,806	10,746	76,231	160	(727)	155,481	340,629	1,027	341,656
Profit for the period		—	—	—	—	—	—	13,909	13,909	116	14,025
Other comprehensive income for the period		—	—	—	—	164	19	—	183	—	183

Total comprehensive income for the period		—	—	—	—	164	19	13,909	14,092	116	14,208

Contribution from non-controlling interests		—	—	—	—	—	—	—	—	1,500	1,500
Acquisition of non-controlling interests		—	3	—	—	—	—	—	3	(11)	(8)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(20)	(20)
Dividends	16	—	—	—	—	—	—	(8,891)	(8,891)	—	(8,891)
Others		—	(50)	—	—	—	—	—	(50)	—	(50)

Balance as at 30 June 2019		80,932	17,759	10,746	76,231	324	(708)	160,499	345,783	2,612	348,395

The notes on pages 19 to 43 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2019

(Amounts in millions)

		Six-month period ended 30 June
		2019	2018
	Notes	RMB	RMB

Net cash from operating activities	(a)	53,027	50,689

Cash flows used in investing activities
Capital expenditure		(32,863)	(32,764)
Purchase of investments		(210)	(317)
Payments for right-of-use assets/lease prepayments		(89)	(6)
Proceeds from disposal of property, plant and equipment		606	642
Proceeds from disposal of right-of-use assets/lease prepayments		24	14
Proceeds from disposal of investments		—	91
Purchase of short-term bank deposits		(1,481)	(2,839)
Maturity of short-term bank deposits		4,788	2,954

Net cash used in investing activities		(29,225)	(32,225)

Cash flows used in financing activities
Repayments of principal of lease liabilities/finance lease obligations		(3,862)	(46)
Proceeds from bank and other loans		50,677	28,531
Repayments of bank and other loans		(69,742)	(49,792)
Payment of the acquisition price of the Eighth Acquisition		—	(87)
Payment for the acquisition of non-controlling interests		—	(119)
Contribution from non-controlling interests		1,590	—
Net deposits with Finance Company	(b)	297	—
Increase in statutory reserve deposits placed by Finance Company	(b)	(83)	—

Net cash used in financing activities		(21,123)	(21,513)

Net increase/(decrease) in cash and cash equivalents		2,679	(3,049)
Cash and cash equivalents at 1 January		16,666	19,410
Effect of changes in foreign exchange rate		11	36

Cash and cash equivalents at 30 June		19,356	16,397

The notes on pages 19 to 43 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2019

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month period ended 30 June
	2019	2018
	RMB	RMB

Profit before taxation	18,518	18,159
Adjustment for:
Depreciation and amortisation	43,343	36,701
Impairment losses for financial assets and other items, net of reversal	1,664	1,561
Write down of inventories, net of reversal	(71)	4
Investment income	(26)	(39)
Share of profits of associates	(605)	(477)
Interest income	(210)	(145)
Interest expense	2,246	1,665
Net foreign exchange loss/(gain)	21	(6)
Net loss on retirement and disposal of long-lived assets	956	1,643

Operating profit before changes in working capital	65,836	59,066
Increase in accounts receivable	(12,701)	(12,062)
Increase in contract assets	(637)	(140)
Decrease in inventories	1,367	311
Decrease in prepayments and other current assets	94	890
Decrease in other assets	325	320
Decrease in accounts payable	(672)	(212)
Increase in accrued expenses and other payables	8,554	11,247
Decrease in contract liabilities	(5,407)	(5,367)
Decrease in deferred revenues	(47)	(71)

Cash generated from operations	56,712	53,982
Interest received	199	141
Interest paid	(2,189)	(1,692)
Investment income received	109	4
Income tax paid	(1,804)	(1,746)

Net cash from operating activities	53,027	50,689

(b)

“Finance Company” refers to China Telecom Group Finance Co., Ltd., a subsidiary of the Company established on 8 January 2019, providing capital and financial management services to the member units of China Telecommunications Corporation.

The notes on pages 19 to 43 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

1.	Principal Activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (”Macau”) of the PRC. The Group also provides international telecommunications services, including network services, Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision by the PRC government and relevant regulation.

2.	Basis of Preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). These interim financial statements, which were authorised for issuance by the Board of Directors on 22 August 2019, reflect the unaudited financial position of the Group as at 30 June 2019 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2019.

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2018 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values.

Other than changes in accounting policies resulting from application of new and amendments to IFRSs and interpretation, the accounting policies and methods of computation used in these interim financial statements are the same as those followed in the preparation of the 2018 annual financial statements of the Group.

Application of new and amendments to IFRSs and interpretation

In the current interim period, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the IASB that are mandatorily effective for the current period:

IFRS 16, “Leases”

IFRIC 23, “Uncertainty over Income Tax Treatments”

Amendments to IFRS 9, “Prepayment Features with Negative Compensation”

Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”

Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”

Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015–2017 Cycle”

Except for IFRS 16, “Leases”, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s interim financial statements.

Impacts and changes in accounting policies on application of IFRS 16, “Leases”

The Group has applied IFRS 16 for the first time in the current interim period. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”), and the related interpretations.

(a)	Key changes in accounting policies resulting from application of IFRS 16

The Group applied the following accounting policies in accordance with the transition provisions of IFRS 16.

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception or modification date. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

As a lessee

Allocation of consideration

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the financial statements would not differ materially from individual leases within the portfolio.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies (Continued)

Impacts and changes in accounting policies on application of IFRS 16, “Leases” (Continued)

(a)	Key changes in accounting policies resulting from application of IFRS 16 (Continued)

As a lessee (Continued)

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of buildings, equipment and other assets that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term.

Right-of-use assets

Except for short-term leases and leases of low-value assets, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use asset includes:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the lessee; and

•

an estimate of costs to be incurred by the lessee in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate;

•	the exercise price of a purchase option reasonably certain to be exercised by the Group; and

•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies (Continued)

Impacts and changes in accounting policies on application of IFRS 16, “Leases” (Continued)

(a)	Key changes in accounting policies resulting from application of IFRS 16 (Continued)

As a lessee (Continued)

Lease liabilities (Continued)

Variable lease payments that depend on an index or a rate are initially measured using the index or rate as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•

the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of assessment.

•

the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•

the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Taxation

For the purposes of measuring deferred tax for leasing transactions in which the Group recognises the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

The tax deductions of the Group’s leasing transactions are attributable to the lease liabilities. The Group applies IAS 12, “Income Taxes” requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies (Continued)

Impacts and changes in accounting policies on application of IFRS 16, “Leases” (Continued)

(a)	Key changes in accounting policies resulting from application of IFRS 16 (Continued)

As a lessor

Allocation of consideration to components of a contract

Effective on 1 January 2019, the Group applies IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) to allocate consideration in a contract to lease and non-lease components. Non-lease components are separated from lease component on the basis of their relative stand-alone selling prices.

Refundable rental deposits

Refundable rental deposits received are accounted under IFRS 9, “Financial Instruments” and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Sublease

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Lease modification

The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease.

(b)	Transition and summary of effects arising from initial application of IFRS 16

Definition of a lease

The Group applies the definition of a lease in accordance with the requirements set out in IFRS 16 in assessing whether a contract contains a lease. Upon application of new definition of a lease, certain operating lease under IAS 17 does not fall into the definition of a lease under IFRS 16 as portion of the asset under such operating lease arrangement is not an identified asset.

As a lessee

The Group has applied IFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. Any cumulative effect at the date of initial application is recognised in the opening reserves and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16 at transition, the Group applied the following practical expedients to all lease arrangements, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

ii.

applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, discount rate for certain leases of telecommunications towers, buildings, equipment and other assets in mainland China was determined on a portfolio basis; and

iii.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies (Continued)

Impacts and changes in accounting policies on application of IFRS 16, “Leases” (Continued)

(b)	Transition and summary of effects arising from initial application of IFRS 16 (Continued)

As a lessee (Continued)

On transition, the Group has made the following adjustments upon application of IFRS 16:

As at 1 January 2019, the Group recognised additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since commencement date, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions.

When recognising the lease liabilities for operating leases, the Group has applied incremental borrowing rates of the relevant lessees at the date of initial application. The weighted average lessee’s incremental borrowing rate applied is 3.6%.

At 1 January 2019 RMB millions
Operating lease commitments disclosed as at 31 December 2018	65,805

Less: Recognition exemption – short-term leases	(684)
Recognition exemption – low-value assets	(85)
Variable lease payments	(12,265)
Reassessment on definition of a lease and change in allocation basis between lease and non-lease components	(2,852)

49,919
Less: Total future interest expenses	(4,271)

Lease liabilities relating to operating leases recognised upon application of IFRS 16	45,648
Add: Finance lease obligations recognised at 31 December 2018	216

Lease liabilities as at 1 January 2019	45,864

Analysed as
Current	10,260
Non-current	35,604

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies (Continued)

Impacts and changes in accounting policies on application of IFRS 16, “Leases” (Continued)

(b)	Transition and summary of effects arising from initial application of IFRS 16 (Continued)

As a lessee (Continued)

The carrying amount of right-of-use assets as at 1 January 2019 comprises the following:

	Note	Right-of-use assets RMB millions
Right-of-use assets relating to operating leases recognised upon application of IFRS 16		43,956
Reclassified from lease prepayments	(a)	21,568

		65,524

By class:
Telecommunications towers and related assets		27,354
Land		21,568
Buildings		7,079
Equipment		9,311
Others		212

		65,524

Note:

(a)	Upon application of IFRS 16, lease prepayments amounting to RMB21,568 million were reclassified to right-of-use assets on the date of initial application.

In accordance with the transitional provisions in IFRS 16, the Group is not required to make any adjustment on transition for leases in which the Group is a lessor but account for these leases in accordance with IFRS 16 from the date of initial application and comparative information has not been restated.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

3.	Principal Accounting Policies (Continued)

Impacts and changes in accounting policies on application of IFRS 16, “Leases” (Continued)

(b)	Transition and summary of effects arising from initial application of IFRS 16 (Continued)

As a lessee (Continued)

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

		Carrying amounts previously reported at 31 December 2018	Adjustments	Carrying amounts under IFRS 16 at 1 January 2019
	Note	RMB millions	RMB millions	RMB millions
Non-current assets
Right-of-use assets		—	65,524	65,524
Lease prepayments	(a)	21,568	(21,568)	—
Interests in associates		38,051	(263)	37,788
Deferred tax assets		6,544	676	7,220
Other assets		4,840	(746)	4,094

Current assets
Prepayments and other current assets		23,619	(518)	23,101

Current liabilities
Accounts payable		107,887	(100)	107,787
Current portion of lease liabilities		—	10,260	10,260
Current portion of finance lease obligations		101	(101)	—

Non-current liabilities
Lease liabilities		—	35,604	35,604
Finance lease obligations		115	(115)	—

Equity
Total equity attributable to equity holders of the Company		343,069	(2,440)	340,629
Non-controlling interests		1,030	(3)	1,027

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

4.	Segmental Reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

5.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Notes	30 June 2019 RMB millions	31 December 2018 RMB millions

Third parties		35,231	23,308
China Telecom Group	(i)	1,754	1,327
China Tower	(ii)	15	10
Other telecommunications operators in the PRC		851	510

		37,851	25,155

Less: Allowance for expected credit losses		(6,335)	(4,680)

		31,516	20,475

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
(ii)	China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions

Current, within 1 month	9,827	8,376
1 to 3 months	3,130	2,117
4 to 12 months	2,403	1,932
More than 12 months	1,676	943

	17,036	13,368
Less: Allowance for expected credit losses	(4,154)	(2,898)

	12,882	10,470

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

5.	Accounts Receivable, Net (Continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions

Current, within 1 month	7,409	3,318
1 to 3 months	5,387	2,300
4 to 12 months	5,302	3,994
More than 12 months	2,717	2,175

	20,815	11,787
Less: Allowance for expected credit losses	(2,181)	(1,782)

	18,634	10,005

6.	Cash and Cash Equivalents

	30 June 2019 RMB millions	31 December 2018 RMB millions

Cash at bank and in hand	16,323	14,937
Time deposits with original maturity within three months	3,033	1,729

	19,356	16,666

7.	Short-Term and Long-Term Debt

Short-term debt comprises:

	30 June 2019 RMB millions	31 December 2018 RMB millions

Loans from banks – unsecured	8,581	12,881
Super short-term commercial papers – unsecured	17,498	27,992
Other loans – unsecured	80	80
Loans from China Telecom Group – unsecured	11,758	8,584

Total short-term debt	37,917	49,537

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

7.	Short-Term and Long-Term Debt (Continued)

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2019 was 3.1% (31 December 2018: 3.2%) per annum. As at 30 June 2019, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 4.4% (31 December 2018: 3.5% to 4.6%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 2.0% to 3.3% (31 December 2018: 2.1% to 3.3%) per annum, and will be repaid by 25 October 2019; the loans from China Telecom Group bear interest at rate of 3.5% (31 December 2018: 3.5%) per annum and are repayable within one year.

Long-term debt comprises:

	Notes	30 June 2019 RMB millions	31 December 2018 RMB millions
Loans from banks – unsecured	(i)	8,591	8,990
Other loans – unsecured		1	1
Medium-term note – unsecured	(ii)	4,994	—
Loans from China Telecom Group – unsecured	(iii)	25,100	37,000

Total long-term debt		38,686	45,991
Less: current portion		(1,144)	(1,139)

Non-current portion		37,542	44,852

Notes:

(i)

The loans from banks includes long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum obtained by the Group through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue.

As at 30 June 2019, the loans from banks and other loans bear interest at rates ranging from 1.08% to 2.00% (31 December 2018: 1.00% to 8.30%) per annum with maturity through 2048.

(ii)

On 22 January 2019, the Group issued three-year, 3 billion RMB denominated medium-term note with annual interest rate of 3.42% per annum, and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 21 January 2022. On 19 March 2019, the Group issued three-year 2 billion RMB denominated medium-term note with annual interest rate of 3.41% per annum and incurred issuing costs of RMB3 million. The medium-term note is unsecured and is repayable on 18 March 2022.

(iii)

The Group obtained long-term RMB denominated loans amounting to RMB40,000 million with the interest rate of 3.8% per annum from China Telecommunications Corporation on 25 December 2017, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 million and RMB11,900 million, respectively , in 2018 and in the first half of 2019.

The Group’s short-term and long-term debt do not contain any financial covenants. As at 30 June 2019, the Group had unutilised committed credit facilities amounting to RMB177,580 million (31 December 2018: RMB150,693 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

8.	Accounts Payable

Accounts payable are analysed as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions

Third parties	88,020	83,418
China Telecom Group	19,426	20,983
China Tower	3,643	2,850
Other telecommunications operators in the PRC	729	636

	111,818	107,887

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions

Due within 1 month or on demand	18,708	20,619
Due after 1 month but within 3 months	25,192	14,568
Due after 3 months but within 6 months	32,458	36,067
Due after 6 months	35,460	36,633

	111,818	107,887

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

9.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Provisions and impairment losses, primarily for expected credit losses	2,300	1,925	—	—	2,300	1,925
Property, plant and equipment and others	5,337	4,580	(15,973)	(13,022)	(10,636)	(8,442)
Deferred revenues and installation costs	28	39	(20)	(29)	8	10
Equity instruments at fair value through other comprehensive income	—	—	(142)	(87)	(142)	(87)

	7,665	6,544	(16,135)	(13,138)	(8,470)	(6,594)

	Balance at 31 December 2018	Changes in accounting policies	Recognised in consolidated statement of comprehensive income	Balance at 30 June 2019
	RMB millions	RMB millions	RMB millions	RMB millions

Provisions and impairment losses, primarily for expected credit losses	1,925	—	375	2,300
Property, plant and equipment and others	(8,442)	676	(2,870)	(10,636)
Deferred revenues and installation costs	10	—	(2)	8
Equity instruments at fair value through other comprehensive income	(87)	—	(55)	(142)

	(6,594)	676	(2,552)	(8,470)

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

10.	Operating Revenues

Disaggregation of revenue

		Six-month period ended 30 June
		2019	2018
	Notes	RMB millions	RMB millions

Type of goods or services

Revenue from contracts with customers
Voice services	(i)	23,529	26,679
Internet services	(ii)	98,895	96,010
Information and application services	(iii)	46,759	42,581
Telecommunications network resource and equipment services	(iv)	10,937	10,033
Sales of goods and others	(v)	8,668	16,233

Subtotal		188,788	191,536
Revenue from other sources	(vi)	1,700	1,493

Total operating revenues		190,488	193,029

Timing of revenue recognition
A point in time		7,166	14,852
Over time		183,322	178,177

Total operating revenues		190,488	193,029

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc..

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenue.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

11.	Network Operations and Support Expenses

		Six-month period ended 30 June
		2019	2018
	Note	RMB millions	RMB millions

Operating and maintenance		29,931	28,677
Utility		6,775	7,054
Network resources usage and related fee	(i)	10,168	13,872
Others		3,906	4,581

		50,780	54,184

Note:

(i)

Network resources usage and related fee for the six-month period ended 30 June 2019 includes the variable lease payments and fee for non-lease components in relation to tower assets lease and fee in relation to the short-term leases and leases of low-value assets, variable lease payments and fee for non-lease components in relation to the usage of network resources provided by third parties.

12.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	Six-month period ended 30 June
	2019	2018
	RMB millions	RMB millions

Network operations and support	21,882	22,692
Selling, general and administrative	11,434	9,957

	33,316	32,649

13.	Other Operating Expenses

		Six-month period ended 30 June
		2019	2018
	Notes	RMB millions	RMB millions

Interconnection charges	(i)	6,289	6,226
Cost of goods sold	(ii)	6,876	14,266
Donations		1	3
Others	(iii)	723	795

		13,889	21,290

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

13.	Other Operating Expenses (Continued)

Notes:

(i)

Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

14.	Net Finance Costs

	Six-month period ended 30 June
	2019	2018
	RMB millions	RMB millions

Interest expense on short-term and long-term debts	1,514	1,769
Interest expense on lease liabilities	804	—
Less: Interest expense capitalised*	(72)	(104)

Net interest expense	2,246	1,665
Interest income	(210)	(145)
Foreign exchange losses	310	310
Foreign exchange gains	(289)	(316)

	2,057	1,514

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–4.4%	3.5%–4.4%

15.	Income Tax

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2019	2018
	RMB millions	RMB millions

Provision for PRC income tax	1,941	3,363
Provision for income tax in other tax jurisdictions	55	81
Deferred taxation	2,497	1,084

	4,493	4,528

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

15.	Income Tax (Continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
		2019	2018
	Notes	RMB millions	RMB millions

Profit before taxation		18,518	18,159

Expected income tax expense at statutory tax rate of 25%	(i)	4,630	4,540
Differential tax rate on mainland China subsidiaries’ and branches’ income	(i)	(133)	(151)
Differential tax rate on other subsidiaries’ income	(ii)	(55)	(31)
Non-deductible expenses	(iii)	446	172
Non-taxable income	(iv)	(141)	(37)
Others	(v)	(254)	35

Actual income tax expense		4,493	4,528

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of mainland China.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

16.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

The Board of Directors has resolved not to pay an interim dividend.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

17.	Basic Earnings Per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2019 and 2018 is based on the profit attributable to equity holders of the Company of RMB13,909 million and RMB13,570 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

18.	Capital Commitments

As at 30 June 2019 and 31 December 2018, the Group had capital commitments as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions
Contracted for but not provided
Property	1,608	1,103
Telecommunications network plant and equipment	12,958	14,200

	14,566	15,303

19.	Fair Value Measurements of Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, equity instruments, accounts receivable and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:	fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and equity instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

19.	Fair Value Measurements of Financial Instruments (Continued)

The listed equity securities investment included in Group’s equity instruments at fair value through other comprehensive income are categorised as level 1 financial instruments. The fair value of the Group’s listed equity securities investment is RMB859 million as at 30 June 2019 (31 December 2018: RMB638 million), based on quoted market price on PRC stock exchanges. The Group’s other equity investments, included in equity instruments at fair value through other comprehensive income, are unlisted equity interests.

The fair value of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (31 December 2018: 1.0% to 4.9%). As at 30 June 2019 and 31 December 2018, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	30 June 2019		31 December 2018
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions

Long-term debt	38,686	37,262	45,991	44,968

During both periods, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

20.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month period ended 30 June
	Notes	2019 RMB millions	2018 RMB millions
Construction and engineering services	(i)	6,177	7,544
Receiving ancillary services	(ii)	8,477	7,461
Interconnection revenues	(iii)	49	23
Interconnection charges	(iii)	89	96
Receiving community services	(iv)	1,373	1,317
Net transaction amount of centralised services	(v)	49	346
Property lease income	(vi)	16	18
Property lease related expenses	(vii)	235	272
Provision of IT services	(viii)	166	207
Receiving IT services	(viii)	753	624
Purchases of telecommunications equipment and materials	(ix)	1,353	1,438
Sales of telecommunications equipment and materials	(ix)	626	1,942
Internet applications channel services	(x)	50	129
Interest on loans from China Telecom Group*	(xi)	770	1,046
Others*	(xii)	92	92
Net deposit by China Telecom Group with Finance Company*	(xiii)	297	—

*

These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements under Rules 14A.76 or 14A.90 of the Listing Rules.

Notes:

(i)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(ii)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(iii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

20.	Related Party Transactions (Continued)

(a)	Transactions with China Telecom Group (Continued)

Notes: (Continued)

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)

Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.

(vi)	Represent amounts of property lease fee received and receivable from China Telecom Group for leasing of properties.
(vii)

Amount for the six-month period ended 30 June 2019 includes the fee for short-term leases and leases of low-value assets, variable lease payments and fee for non-lease components totally amounting to RMB142 million, depreciation charge for right-of-use assets amounting to RMB85 million, and interest expense on lease liabilities amounting to RMB8 million, in relation to the leasing of properties from China Telecom Group. Amount for the six-month period ended 30 June 2018 represents amounts of property lease fee paid and payable to China Telecom Group for leasing of properties.

(viii)	Represent IT services provided to and received from China Telecom Group.
(ix)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(x)

Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.

(xi)	Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 7).
(xii)

Represent amounts paid and payable to China Telecom Group primarily for usage of certain CDMA mobile telecommunications network (”CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and certain land use rights.

(xiii)	Represent financial services provided by Finance Company to China Telecom Group, including lending services, deposit services and other financial services.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

20.	Related Party Transactions (Continued)

(a)	Transactions with China Telecom Group (Continued)

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions
Accounts receivable	1,754	1,327
Contract assets	19	24
Prepayments and other current assets	1,050	1,035

Total amounts due from China Telecom Group	2,823	2,386

Accounts payable	19,426	20,983
Accrued expenses and other payables	8,415	2,171
Contract liabilities	113	145
Short-term debt	11,758	8,584
Long-term debt	25,100	37,000
Lease liabilities	332	—

Total amounts due to China Telecom Group	65,144	68,883

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 7.

As at 30 June 2019 and 31 December 2018, no material allowance for expected credit loss was recognised in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

		Six-month period ended 30 June
	Notes	2019 RMB millions	2018 RMB millions
Tower assets lease related expenses	(i)	9,216	7,841
Provision of IT services	(ii)	12	19

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

20.	Related Party Transactions (Continued)

(b)	Transactions with China Tower (Continued)

Notes:

(i)

Amount for the six-month period ended 30 June 2019 includes the variable lease payments and fee for non-lease components totally amounting to RMB5,329 million, depreciation charge for right-of-use assets amounting to RMB3,409 million, and interest expense on lease liabilities amounting to RMB478 million, in relation to tower assets lease. Amount for the six-month period ended 30 June 2018 represents tower assets lease and related fee paid and payable to China Tower.

(ii)	Represent IT and other ancillary services provided to China Tower.

Amounts due from/to China Tower are summarised as follows:

	30 June 2019 RMB millions	31 December 2018 RMB millions

Accounts receivable	15	10
Prepayments and other current assets	387	293

Total amounts due from China Tower	402	303

Accounts payable	3,643	2,850

Accrued expenses and other payables	1,241	1,246
Contract liabilities	34	—
Lease liabilities	25,642	—

Total amounts due to China Tower	30,560	4,096

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 30 June 2019 and 31 December 2018, no material allowance for expected credit loss was recognised in respect of amounts due from China Tower.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

20.	Related Party Transactions (Continued)

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month period ended 30 June
	2019 RMB thousands	2018 RMB thousands

Short-term employee benefits	3,512	2,855
Post-employment benefits	505	348

	4,017	3,203

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 13% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the six-month period ended 30 June 2019 were RMB3,758 million (six-month period ended 30 June 2018: RMB3,492 million).

The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2019 was RMB760 million (31 December 2018: RMB675 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2019

20.	Related Party Transactions (Continued)

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 20(a)) and China Tower (Note 20(b)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

Other Information

Management Discussion and Analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed in this report, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2018 Annual Report.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six month period ended 30 June 2019, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company

As at 30 June 2019, none of the Directors or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules (the “Model Code”).

As at 30 June 2019, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change of Directors, Supervisors and Senior Management since the Date of the 2018 Annual Report

The changes in the information relating to the Directors, Supervisors and Senior Management of the Company since the date of the Company’s 2018 Annual Report are set out below:

On 22 May 2019, Mr. Ke Ruiwen, the President and Chief Operating Officer of the Company, was appointed as the Chairman and Chief Executive Officer of the Company.

On 19 August 2019, the appointment of Mr. Liu Guiqing and Mr. Wang Guoquan, the Executive Vice Presidents of the Company, as the Directors was approved at the extraordinary general meeting of the Company.

Mr. Ye Zhong, the Supervisor of the Company, currently acts as the Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors, Supervisors and Senior Management are available on the website of the Company (www.chinatelecom-h.com).

Other Information

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2019, the interests or short positions of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at the shareholders’ class meetings of the Company (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholders	Number of shares	Class of shares	Approximate percentage of the respective class of shares in issue	Approximate percentage of the total number of shares in issue	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,259,883,631 (Long position)	H shares	9.07%	1.56%

189,379,550 shares as interest of corporation controlled; 12,808,600 shares as investment manager; 18,793,600 shares as person having a security interest in shares; and 1,038,901,881 shares as approved lending agent

	71,158,449 (Short position)	H shares	0.51%	0.09%	Interest of corporation controlled
	1,038,901,881 (Shares available for lending)	H shares	7.48%	1.28%	Approved lending agent

Other Information

Name of Shareholders	Number of shares	Class of shares	Approximate percentage of the respective class of shares in issue	Approximate percentage of the total number of shares in issue	Capacity

Citigroup Inc.	1,107,293,104 (Long position)	H shares	7.97%	1.37%	44,269,396 shares as interest of corporation controlled; 6,000 shares as person having a security interest in shares and 1,063,017,708 shares as approved lending agent
	10,490,832 (Short position)	H shares	0.07%	0.01%	Interest of corporation controlled
	1,063,017,708 (Shares available for lending)	H shares	7.66%	1.31%	Approved lending agent
Templeton Global Advisors Limited	965,225,382 (Long position)	H shares	6.96%	1.19%	Investment manager
BlackRock, Inc.	1,135,120,683 (Long position)	H shares	8.18%	1.40%	Interest of corporation controlled
	2,126,000 (Short position)	H shares	0.02%	0.00%	Interest of corporation controlled
The Bank of New York Mellon Corporation	1,103,553,712 (Long position)	H shares	7.95%	1.36%	Interest of corporation controlled
	520,976,000 (Short position)	H shares	3.75%	0.64%	Interest of corporation controlled
	555,730,928 (Shares available for lending)	H shares	4.00%	0.69%	Interest of corporation controlled

Save as disclosed above, as at 30 June 2019, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the Company.

Other Information

Audit Committee

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2019.

Compliance with the Corporate Governance Code

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2019. In the Company’s opinion, through supervision by the Board of Directors and the Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2019.

Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, the Company’s Directors and Supervisors have confirmed their compliance with the Model Code regarding the requirements in conducting securities transactions for the period from 1 January 2019 to 30 June 2019.

China Telecom Corporation Limited : 100033
31 Jinrong Street, Xicheng District, Beijing, PRC 100033
www.chinatelecom-h.com
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